Dec.15, 2008

Nolan McWilliams

Amanda McManus

Branch Chief-Legal

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

RE:

PB Properties & Investments, Inc.

Registration Statement on Form S-1/A

Filed Dec. 8, 2008

File No. 333-155049

Dear Mr. McWilliams:

The following are our responses to your comment letter dated Dec. 15, 2008.

Signatures, page II-4

1.

We note your response to comment 1 in our letter dated December 2, 2008. It appears the identification of your principal accounting officer or controller has been inadvertently deleted in your amended S-1. Please revise your signature blocks to identify your principal accounting officer or controller. Refer to Instruction 1 to Form S-1.

Signature block has been appropriately revised.

Very truly yours,

/s/ Pooyan Bakhtiar

Pooyan Bakhtiar, President

PB Properties & Investments, Inc.